

Mail Stop 3628

September 30, 2015

<u>Via E-mail</u>
Brett D. Davis
Chairman and President
CNH Capital Receivables LLC
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

> **Re:     CNH Capital Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed September 3, 2015**
> **File No. 333-206749**

Dear Mr. Davis:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.2. of Form SF-3.  Also, please provide us with the CIK for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all revisions made throughout the prospectus in response to the comments below will be applied to the applicable transaction documents, as necessary.

Cover of Registration Statement

3. We note that you intend to include unsold securities from a prior registration statement on your Form SF-3 pursuant to Securities Act Rule 415(a)(6) and are reserving the right to register an unspecified additional securities pursuant to Securities Act Rule 456(c). We also note your statement that you will pay any filing fees due in accordance with Rule 457(s) by updating the fee table on the cover page of your prospectus filed pursuant to Rule 424(b) or Rule 424(h). Asset-backed securities issuers electing to defer payment of filing fees under Rule 456(c) must update their prospectus fee table and pay the registration fees at the time of filing the Rule 424(h) prospectus. See Rule 456(c)(1) and Section V.E.3 of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "2014 Regulation AB II Adopting Release"). Any additional registration fees owed due to an upsize in the deal between the time of the initial preliminary prospectus and the final prospectus must be paid by a subsequent preliminary prospectus filing on Form 424H/A. See footnote 1237 of the 2014 Regulation AB II Adoption Release. Please revise your footnote to delete the reference to the prospectus filed pursuant to Rule 424(b).

Cover Page of Form of Prospectus

4. Where you intend to sell previously unsold securities carried forward onto this registration statement pursuant to Rule 415(a)(6) as indicated on the cover page of your registration statement, the footnotes to the fee table on your prospectus cover page should reflect the following:

- The fact that you carried forward unsold securities onto this registration statement on Form SF-3 to which the offering relates, including a reference to the file number of this registration statement;

- The amount of unsold securities being sold as part of the offering; and

- The associated filing fee previously paid in connection with those securities.

Summary of Terms

Principal Payments, page 2

5. We note your statement in the first full paragraph on page 3 that principal payments will be made on the "A-4[a] Notes[ and A-4b Notes], pro rata based on their respective outstanding principal balances." We also note that the same disclosure is included on page 58 of your prospectus under the heading "Description of the Notes – Payments of Principal." Please revise to put brackets around the language regarding pro rata payment as such pro rata payment will only occur if the Class A-4 Notes are split.

[Pre-Funding], page 4

6.  We note your disclosure on page 27 that the eligibility criteria for pool assets to be acquired during the pre-funding period will be the same as the criteria applied to the initial asset pool.  Please revise your summary disclosure to reflect this information or include a summary of the eligibility criteria for assets that may be added to the pool during the pre-funding period.  Refer to Item 1103(a)(5)(vi) of Regulation AB.

Removals Upon Certain Breaches, page 7

7.  We note your disclosure here and elsewhere throughout the prospectus that both the sponsor and the servicer have repurchase obligations where a receivable is materially and adversely affected as a result of breaches of certain representations or warranties.  Please confirm that there is no material risk that the ability of CNH Industrial Capital America LLC, as sponsor, and New Holland Credit Company LLC, as servicer, to comply with the repurchase provisions could have material impact on pool performance or performance of the asset-backed securities.  Refer to Items 1104(f) and 1108(b)(4) of Regulation AB.

Depositor

Closing Date Sale of Receivables, page 25

8.  We note your disclosure at the top of page 27 that the depositor or an affiliate may sell or pledge any retained notes and/or certificates to unaffiliated entities in compliance with the Securities Act.  Please revise to state that any such transfers will comply with all applicable securities laws and regulations.  We note, for example, that the credit risk retention rules adopted by the joint agencies were promulgated under the Securities Exchange Act of 1934.

Origination of Receivables, page 41

9.  We note that a portion of the receivables sold to the trust will be retail installment contracts purchased from dealers by the sponsor.  Please revise to indicate that you will identify any originator(s), apart from the sponsor or its affiliates, that originated 10% or more of the pool assets, as well as any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.  Refer to Item 1110(a) of Regulation AB.  Please also confirm that if any of these originators has originated, or is expected to originate, more than 20% of the pool assets, you will provide the information required by Item 1110(b) and (c) of Regulation AB.

Review of Receivables, page 44

10. Please revise your disclosure to indicate that the receivables acquired during the pre-funding period described on page 27 and elsewhere throughout your prospectus will be subject to the depositor review of receivables required under Securities Act Rule 193 that is described under this heading.  Refer to Items 1111(a)(7) and 1111(a)(8) of Regulation AB.

11. We note that the depositor has engaged a third party to assist in certain aspects of the review of pool assets.  Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained.  See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

[Delinquency Experience for the [Initial] Receivables], page 53

12. We note your disclosure on page 54 that a receivable is considered delinquent if a payment of more than an inconsequential amount is more than one day past due.  We also note, however, that you present delinquency experience for the initial receivables in the asset pool beginning at 31 to 60 days delinquent.  Please revise to indicate that you will provide disclosure for receivables that are 1 to 30 days delinquent.  Refer to Item 1111(c) of Regulation AB.

Administrative Information About the Notes

Noteholder Communications, page 84

13. We note your statement that the servicer will include a noteholder's request to communicate on the Form 10-D "filed in the next month."  Please revise to clarify that the servicer will include noteholder requests to communicate, including the required information listed, in the Form 10-D related to the reporting period in which the request was received.  Refer to General Instruction I.B.1(d) of Form SF-3.

Asset Representations Review

Delinquency Trigger, page 87

14. We note your disclosure on page 29 that "[r]eceivables are considered delinquent [for collection effort purposes] as soon as any payment is one day past due."  We further note your disclosure on page 54 that "[a] receivable is considered delinquent if a payment of more than an inconsequential amount is more than one day past due. Payments of $50 or

more are generally considered consequential." It is not clear to us which of these definitions applies to your disclosure about delinquent receivables in determining the delinquency trigger under the asset representations review shelf eligibility requirements. Please revise or advise.

Voting Trigger, page 88

15. Please confirm that notes and/or certificates held by the sponsors or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

Asset Representations Review Process, page 88

16. We note your statement on page 89 that "[t]he tests may not be sufficient to determine every instance of noncompliance." The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Review Report, page 89

17. We note your disclosure that the asset representations reviewer is not responsible for determining whether noncompliance with any representation is a breach of the transaction documents or if a repurchase should be made. Please revise to identify the party responsible for making this determination.

Dispute Resolution, page 89

18. We note your disclosure on page 90 stating that if the parties fail to agree at the completion of the mediation, the requesting party may choose to submit the matter to arbitration. Please revise to clarify that the requesting party may also choose to submit the matter to either arbitration or court adjudication.

19. We note your statement on page 90 that "[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential[, other than disclosure required by law]." Please revise to clarify that this restriction is limited to the parties to the mediation or arbitration and that the restriction will not conflict with the ability of investors to communicate with respect to a repurchase request or dispute resolution, as

required by General Instruction I.B.1(d) of Form SF-3. Alternatively, please remove the brackets around the exception for disclosure as required by law.

[Credit Risk Retention], page 90

20. We note your bracketed disclosure here and elsewhere throughout your prospectus that you will include the risk retention disclosure for offerings "after" December 24, 2016. Please revise to state that this disclosure will be included, and confirm that you will comply with the risk retention requirements, for all offerings "on or after" December 24, 2016. Refer to the Credit Risk Retention Adopting Release (Release No. 34-73407) (the "Credit Risk Retention Adopting Release") (stating that compliance with the rule is required "beginning" December 24, 2016).

[Eligible Horizontal Residual Interest Option], page 91

21. We note your placeholders for descriptions of the fair value methodology and certain assumptions such as delinquency rate, loss rate, recovery rate, recovery lag time, etc. Please revise your disclosure to include a description of the valuation methodology used to calculate fair values, including descriptions of all key inputs and assumptions used to measure the fair value that either could have a material impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculations. In addition, to the extent you intend to disclose a range of fair values, please disclose the method by which you determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246).

22. We also note that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a "[  ]% CPR rate." In Section III.B.1.b. of the Credit Risk Retention Adopting Release, the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

[Eligible Horizontal Cash Reserve Account], page 92

23. We note that your prospectus contemplates the use of the required amounts in the spread account to partially satisfy the sponsor's risk retention requirement under Regulation RR. It is unclear from your description of the spread account on page 93 and the reference to payments made as described under "[Servicing Matters – Distributions]" that the spread account qualifies as an eligible horizontal reserve account. Please revise or advise.

24. We note your placeholder on page 92 for disclosure of the fair value of eligible horizontal residual interests, material terms, valuation methodology, and key inputs and assumptions, as they relate to the eligible horizontal cash reserve account. Please revise to include disclosure of these items. Refer to Rule 4(c)(1)(iii)(C) of Regulation RR.

Annex A – Static Pool Data, page A-1

25. Item 1105(a)(3)(i)(A) of Regulation AB requires that delinquency, cumulative loss, and prepayment information for prior securitized pools of the sponsor for the same asset type be provided for the prior five years.  Please revise or advise

26. Please confirm that you will update the delinquency, cumulative loss, and prepayment data tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus.  Refer to Item 1105(a)(3)(ii) of Regulation AB and the instruction thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc:     Eric Mathison, Esq., CNH Industrial Capital LLC
        Trent M. Murch, Esq., Greenberg Traurig, LLP